UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Thoratec Corporation

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

885175 30 7

(CUSIP Number)

Copy to:
Robert L. Lawrence, Esq.
Kane Kessler, P.C.
1350 Avenue of the Americas, 26th Floor
New York, New York 10019
(212) 541-6222

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2011

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

1	NAME OF REPORTING PERSON Oracle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,012,342 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,012,342 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,012,342 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.52%
14	TYPE OF REPORTING PERSON* PN

1	NAME OF REPORTING PERSON Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,302,142 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,302,142 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,302,142 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.02%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSON Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,885,508 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,885,508 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,885,508 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.04%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSON Oracle Institutional Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 289,800 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 289,800 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 289,800 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.51%
14	TYPE OF REPORTING PERSON* PN

1	NAME OF REPORTING PERSON Oracle Offshore Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 35,570 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 35,570 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,570 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSON Oracle Ten Fund Master, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 506,896 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 506,896 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 506,896 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.89%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSON Oracle Investment Management, Inc. Employees' Retirement Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 33,500 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 33,500 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,500 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06%
14	TYPE OF REPORTING PERSON* EP

1	NAME OF REPORTING PERSON The Feinberg Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 7,400 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 7,400 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,400 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSON Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 575,966 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 575,966 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,966 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.01%
14	TYPE OF REPORTING PERSON* CO

Item 1.  Security and Issuer.

This Schedule 13D relates to the shares of common stock, no par value per share (the “Shares”) of Thoratec Corporation (the “Issuer”), whose principal executive offices are located at 6035 Stoneridge Drive, Pleasanton, California.

Item 2. Identity and Background.

(a, f) This statement is filed by:

(i)	Oracle Partners, LP, a Delaware limited partnership (“Partners”);

(ii)	Oracle Institutional Partners, LP, a Delaware limited partnership (“Institutional Partners”);

(iii)	Oracle Offshore Limited, a Cayman Islands exempted company (“Offshore Limited”);

(iv)	Oracle Ten Fund Master, LP, a Cayman Islands exempted company (“Ten Fund”);

(v)	Oracle Investment Management, Inc. Employees' Retirement Plan, an employee benefit plan organized in Connecticut (the “Retirement Plan”);

(vi)	The Feinberg Family Foundation, a foundation organized in Connecticut (the “Foundation”);

(vii)	Oracle Associates, LLC, a Delaware limited liability company (the “General Partner”), which serves as the general partner of Partners and Institutional Partners;

(viii)	Oracle Investment Management, Inc., a Delaware corporation (the “Manager”) which serves as investment manager to Offshore Limited and Ten Fund; and

(ix)	Larry Feinberg, a natural person who is a U.S. citizen.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The business address of the Reporting Persons and Aileen Wiate is 200 Greenwich Avenue, Greenwich, Connecticut 06830.

(c) The principal business of the Reporting Persons is to invest in securities through the General Partner, Manager and certain other entities.

(d) The Reporting Persons and Aileen Wiate have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons and Aileen Wiate have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The securities reported in this Schedule 13D as directly beneficially owned by the Reporting Persons were acquired with funds of approximately $61,728,479.36 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Reporting Persons who directly beneficially own such securities or capital contributions to the funds by the investors in such funds. The funds for the purchase of those Shares held by the Foundation came from the Foundation's capital. The Shares were purchased through margin accounts maintained with Morgan Stanley and Credit Suisse First Boston, both of which may extend margin credit to the Reporting Persons and other persons under their investment discretion as and when required to open or carry positions in these margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.  Purpose of the Transaction

This Schedule 13D is filed by the Reporting Persons to report acquisitions of Shares for investment purposes, as a result of which the Reporting Persons may be deemed to be the beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act of 1934, as amended) of more than 5% of the outstanding Common Stock of the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and to the extent permitted by law, may seek to continue to engage in discussions with other stockholders and/or with management and the Board of Directors of the Issuer concerning the business, operations or future business and strategic plans of the Issuer and composition of the Board of Directors. Depending on various factors including, without limitation, the Issuer's financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate in order to protect and maximize the value of their investment including, without limitation, purchasing additional Shares, selling Shares, engaging in hedging or similar transactions with respect to the Shares, generally taking a more active role in influencing the Issuer’s affairs, or taking any other action with respect to the Issuer or any of its securities in any manner permitted by law, including with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer.

 The aggregate percentage of Shares reported owned by each person named herein is based upon 57,209,022 Shares outstanding as of April 22, 2011, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 3, 2011.

(a, b)	Partners

As of the date hereof, Partners may be deemed to be the beneficial owner of 2,012,342 Shares, constituting approximately 3.52% of the Shares outstanding.

Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,012,342 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,012,342 Shares.

 In addition, Partners, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein shall not be considered an admission by Partners and Partners specifically disclaims that, for the purpose of Section 16(b) of the Exchange Act, it is the beneficial owner of any Shares in which it does not have a pecuniary interest.

(a, b)	General Partner

General Partner, as the general partner of Partners and Institutional Partners, may be deemed to be the indirect beneficial owner of 2,302,142 Shares held in Partners and Institutional Partners, constituting approximately 4.02% of the Shares outstanding.

General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,302,142 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,302,142 Shares.

In addition, General Partner, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein shall not be considered an admission by General Partner and General Partner specifically disclaims that, for the purpose of Section 16(b) of the Exchange Act, it is the beneficial owner of any Shares in which it does not have a pecuniary interest.

(a, b)	Manager

Manager, as the investment manager of Offshore Limited and Ten Fund, may be deemed to be the indirect beneficial owner of 575,966 Shares held in Offshore Limited, Ten Fund and Retirement Plan, constituting approximately 1.01% of the Shares outstanding.

Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 575,966 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 575,966 Shares.

 In addition, Manager, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein shall not be considered an admission by Manager and Manager specifically disclaims that, for the purpose of Section 16(b) of the Exchange Act, it is the beneficial owner of any Shares in which it does not have a pecuniary interest.

(a, b)	Institutional Partners

As of the date hereof, Institutional Partners may be deemed to be the beneficial owner of 289,800 Shares, constituting approximately 0.51% of the Shares outstanding.

Institutional Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 289,800 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 289,800 Shares.

 In addition, Institutional Partners, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein shall not be considered an admission by Institutional Partners and Institutional Partners specifically disclaims that, for the purpose of Section 16(b) of the Exchange Act, it is the beneficial owner of any Shares in which it does not have a pecuniary interest.

(a, b)	Offshore Limited

As of the date hereof, Offshore Limited may be deemed to be the beneficial owner of 35,570 Shares, constituting approximately 0.06% of the Shares outstanding.

Offshore Limited has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 35,570 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 35,570 Shares.

In addition, Offshore Limited, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein shall not be considered an admission by Offshore Limited and Offshore Limited specifically disclaims that, for the purpose of Section 16(b) of the Exchange Act, it is the beneficial owner of any Shares in which it does not have a pecuniary interest.

(a, b)	Ten Fund

As of the date hereof, Ten Fund may be deemed to be the beneficial owner of 506,896 Shares, constituting approximately 0.89% of the Shares outstanding.

Ten Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 506,896 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 506,896 Shares.

In addition, Ten Fund, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein shall not be considered an admission by Ten Fund and Ten Fund specifically disclaims that, for the purpose of Section 16(b) of the Exchange Act, it is the beneficial owner of any Shares in which it does not have a pecuniary interest.

(a, b)	Retirement Plan

As of the date hereof, the Retirement Plan may be deemed to be the beneficial owner of 33,500 Shares, constituting approximately .06% of the Shares outstanding.

The Retirement Plan has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 33,500 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 33,500  Shares.

In addition, the Retirement Plan, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein shall not be considered an admission by the Retirement Plan and the Retirement Plan specifically disclaims that, for the purpose of Section 16(b) of the Exchange Act, it is the beneficial owner of any Shares in which it does not have a pecuniary interest.

(a, b)	Foundation

As of the date hereof, the Foundation may be deemed to be the beneficial owner of 7,400 Shares, constituting approximately 0.01% of the Shares outstanding.

The Foundation has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote 7,400  Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,400 Shares.

In addition, the Foundation, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein shall not be considered an admission by the Foundation and the Foundation specifically disclaims that, for the purpose of Section 16(b) of the Exchange Act, it is the beneficial owner of any Shares in which it does not have a pecuniary interest.

(a, b)	Larry Feinberg

Mr.  Feinberg serves as the managing member of the General Partner, and accordingly, may be deemed to be the indirect beneficial owner of the Shares beneficially owned by General Partner.  Mr. Feinberg is the sole shareholder, director and president of the Manager, and accordingly, may be deemed to be the beneficial owner of the Shares beneficially owned by Manager.  Mr. Feinberg is the trustee of the "Foundation" and has the sole power to direct the voting and disposition of the Shares in Foundation.  As of the date hereof, Mr. Feinberg may be deemed to be the beneficial owner of 2,885,508 Shares, constituting approximately 5.04% of the Shares outstanding.

Mr. Feinberg has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,885,508 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,885,508 Shares. The shares reported herein as beneficially owned by Mr. Feinberg exclude an aggregate of 4,500 Shares beneficially held by certain irrevocable trusts as to which Mr. Feinberg is Settlor but include the 33,500 Shares beneficially owned by the Retirement Fund.

In addition, Mr. Feinberg, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein.  The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein shall not be considered an admission by Mr. Feinberg and Mr. Feinberg specifically disclaims that, for the purpose of Section 16(b) of the Exchange Act, it is the beneficial owner of any Shares in which it does not have a pecuniary interest.

(c)
The trading dates, number of Shares purchased or sold, and price per share for all transactions in the Shares by the Reporting Persons in the past 60 days are set forth in Schedule A.  All such transactions were effected in open market transactions with brokers, except where indicated.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Each of the Reporting Persons are a party to a Joint Filing Agreement, dated as of June 16, 2011 (the “13D Joint Filing Agreement”), pursuant to which the parties agreed to jointly file this Schedule 13D and any and all amendments and supplements thereto with the Securities and Exchange Commission. The 13D Joint Filing Agreement is filed herewith as Exhibit 1 and is incorporated herein by reference in its entirety in this response to Item 6.

Except for the agreements described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  June 16, 2011

ORACLE ASSOCIATES, LLC	ORACLE OFFSHORE LIMITED

By: /s/ Larry Feinberg	By: /s/ Larry Feinberg
Larry Feinberg, Managing Member	Larry Feinberg, Director

ORACLE INVESTMENT MANAGEMENT, INC	ORACLE INVESTMENT MANAGEMENT, INC. EMPLOYEES' RETIREMENT PLAN

By: /s/ Larry Feinberg	By: /s/ Aileen Wiate
Larry Feinberg, Managing Member	Aileen Wiate, Trustee

ORACLE PARTNERS, LP	THE FEINBERG FAMILY FOUNDATION

By: ORACLE ASSOCIATES, LLC, its general partner	By: /s/ Larry Feinberg
Larry Feinberg, Trustee
By: /s/ Larry Feinberg
Larry Feinberg, Managing Member	By: /s/ Larry Feinberg
Larry Feinberg, Individually
ORACLE INSTITUTIONAL PARTNERS, LP

By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry Feinberg
Larry Feinberg, Managing Member

ORACLE TEN FUND MASTER, LP

By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry Feinberg
Larry Feinberg, Managing Member

Schedule A

Date	Transaction	Price per share	Quantity	Broker	Name of Fund
4/14/2011	BUY	27.2322	1,000	CREDIT SUISSE FIRST BOSTON	TRUST
4/15/2011	SELL	27.3814	(400)	INSTINET (DOMESTIC)	OFFSHORE
4/15/2011	SELL	27.3814	(3,400)	INSTINET (DOMESTIC)	INSTUTIONAL PARTNERS
4/15/2011	SELL	27.3814	(24,100)	INSTINET (DOMESTIC)	PARTNERS
4/15/2011	SELL	27.3814	(6,000)	INSTINET (DOMESTIC)	TEN MASTER
6/2/2011	BUY (Option)	4.07	30	JEFFERIES & COMPANY INC.	OFFSHORE
6/2/2011	BUY (Option)	4.07	255	JEFFERIES & COMPANY INC.	INSTUTIONAL PARTNERS
6/2/2011	BUY (Option)	4.07	1,785	JEFFERIES & COMPANY INC.	INSTUTIONAL PARTNERS
6/2/2011	BUY (Option)	4.07	430	JEFFERIES & COMPANY INC.	TEN FUND
6/6/2011	BUY	32.8838	300	WACHOVIA SECURITIES	OFFSHORE
6/6/2011	BUY	32.8838	2,500	WACHOVIA SECURITIES	INSTUTIONAL PARTNERS
6/6/2011	BUY	32.8838	17,900	WACHOVIA SECURITIES	PARTNERS
6/6/2011	BUY	32.8838	4,300	WACHOVIA SECURITIES	TEN MASTER
6/10/2011	BUY	30.9915	300	INSTINET (DOMESTIC)	OFFSHORE
6/10/2011	BUY	30.9915	2,500	INSTINET (DOMESTIC)	INSTUTIONAL PARTNERS
6/10/2011	BUY	30.9915	17,900	INSTINET (DOMESTIC)	PARTNERS
6/10/2011	BUY	30.9915	4,300	INSTINET (DOMESTIC)	TEN MASTER

Exhibit 1 – Joint Filing Agreement

SCHEDULE 13D JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of Common Stock, no par value, of Thoratec Corporation, a California corporation.

In Witness Whereof, the undersigned have either signed this Agreement or caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date set forth below.

Date:  June 16, 2011

ORACLE ASSOCIATES, LLC	ORACLE OFFSHORE LIMITED

By: /s/ Larry Feinberg	By: /s/ Larry Feinberg
Larry Feinberg, Managing Member	Larry Feinberg, Director

ORACLE INVESTMENT MANAGEMENT, INC	ORACLE INVESTMENT MANAGEMENT, INC. EMPLOYEES' RETIREMENT PLAN

By: /s/ Larry Feinberg	By: /s/ Aileen Wiate
Larry Feinberg, Managing Member	Aileen Wiate, Trustee

ORACLE PARTNERS, LP	THE FEINBERG FAMILY FOUNDATION

By: ORACLE ASSOCIATES, LLC, its general partner	By: /s/ Larry Feinberg
Larry Feinberg, Trustee
By: /s/ Larry Feinberg
Larry Feinberg, Managing Member	By: /s/ Larry Feinberg
Larry Feinberg, Individually
ORACLE INSTITUTIONAL PARTNERS, LP

By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry Feinberg
Larry Feinberg, Managing Member

ORACLE TEN FUND MASTER, LP

By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry Feinberg
Larry Feinberg, Managing Member